SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 538TH BOARD MEETING
HELD ON DECEMBER 17, 2007

On the seventeenth day of the month of December in the year two thousand and seven, at 12:00 (midday), exceptionally at the Grand Mercure Hotel São Paulo Ibirapuera, located at Rua Joinville n° 515, São Paulo, São Paulo State, Zip Code 04.008 -011, the 538th (five hundred and thirty eighth) Board Meeting of BRASKEM S.A. was held, attended by the undersigned Board Members. Absent the Board Members Alvaro Pereira Novis, Luiz Fernando Cirne Lima and Patrick Horbach Fairon, as well as their respective alternates, being substituted respectively by Board Members Newton Sergio de Souza, Ruy Lemos Sampaio and Edmundo José Correia Aires, in compliance with the letters of representation forwarded previously, pursuant to the procedure set forth in the Company By-Laws. In attendance Managing Director José Carlos Grubisich and Directors Carlos Fadigas, Mauricio Ferro, Luis Felli and Luiz de Mendonça; Mr. Ismael Campos de Abreu, representing the Fiscal Council , as well as Messrs. Roberto Simões, José Augusto Cardoso Mendes, Marcelo Lyra, Manoel Carnaúba, Renato Monteiro, Nelson Raso and Ms. Ana Patrícia Soares Nogueira. The Chairman of the Board, Pedro Augusto Ribeiro Novis, chaired the meeting and Ms. Ana Patrícia Soares Nogueira served as Secretary. ORDER OF THE DAY: I) Subject for deliberation: The following decisions were adopted unanimously: 1) 2008-2014 BUSINESS PLAN – After presentations by the Managing Director and the other Directors in attendance and remarks made by the Board Members, the Company Business Plan for the 2008 – 2014 period was approved; 2) PROPOSALS FOR DELIBERATION (“PD”) – After due analysis of their respective contents and related documentation, the following PDs were approved, copies of which were forwarded previously to the Board Members for their information, and will remain on file at the head offices of the Company: a) PD.CA/BAK-25/2007 – Financing / Loans taken out by the Executive Board in 2008, for the purposes of: (i) establishing for the 2008 financial year or until the Board Meeting that will decide on the new limits for 2009, the limit of R$350,000,000.00 (three hundred and five million Reais) per transaction for the Executive Board to take out loans or financing in Brazil or abroad without prior authorization from the Board; and (ii) determining that loans or financing taken out during this period worth more than R$ 50,000,000.00 (fifty million Reais) per transaction must be notified to the Board at the Meeting subsequent to the dates of the respective transactions; b) PD.CA/BAK-26/2007 – Issue of Debt Papers on the International Market, in order to authorize: (i) the issue of debt papers on the international market under the terms and conditions described in the respective PD; (ii) incorporating an offshore company as a vehicle for issuing the papers, in compliance with the characteristics also described in the above-mentioned PD; and (iii) the Executive Board to sign the documents and contracts required for the faithful implementation of the transactions covered by this deliberation; 3) 2008 Calendars – the Calendars were approved for the regular Board Meetings and for forwarding the Monthly Oversight Reports of the Company Business Plan, as presented, which will be kept on file at the head offices of the Company, having been initialed by the Presiding Board of the Meeting. II) Suject for Acknowledgment: 1) RESIGNATION OF BOARD MEMBER – notification of the resignation submitted by Mr. Patrick Horbach Fairon from the position of Company Board Member, as set forth in his letter of resignation dated December 17, 2007, which was received and filed at the head offices of the Company, whereby the convocation of an Extraordinary General Meeting is hereby authorized to elect a substitute for the resigning Board Member at a date and time to be defined in a timely manner by the Managing Director, through the publication of the

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

BRASKEM S.A.
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 538TH BOARD MEETING
HELD ON DECEMBER 17, 2007

respective Announcement of Convocation as set forth in Brazilian Law. On this occasion, the Board Members placed on record their thanks to the resigning Board Member for his dedication and contributions in the course of his term of office with the Company; 2) PRESENTATIONS – presentations were made and additional information was provided by the respective Directors and/or persons in charge of the matters encompassed by this item on the Agenda, namely: a) Preliminary Earnings of the Company and trend for 2007; b) Renewal of the Company Insurance Policy; c) Exercise of the right of preference by Braskem and the Companhia Alagoas Industrial (Cinal) to acquire the shares issued by Cetrel S.A. - Empresa de Proteção Ambiental; d) Merger of EDSP58 Participações S.A. into Copesul – Companhia Petroquímica do Sul; e) Disposal of indirect ownership interest in Santeno Irrigações do Nordeste Ltda; f) Oversight of the Insurance Policy and Guarantee by the Finance and Investment Committee; and g) Analysis of the Business Plan and Institutional Affairs Program for 2008 of Braskem. III) Subject of Interest to the Company: Nothing to record. IV) Adjournment – There being no further business, these Minutes were recorded and, having been read, discussed and found correct, they are signed by all the Board Members in attendance, as well as by the Chair and Secretary of the Meeting. São Paulo, São Paulo State, December 17, 2007. [Signed: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho – Vice-Chairman; Alvaro Pereira Novis (p/ Newton Sergio de Souza); Antonio Britto Filho; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Mauro Mettrau Carneiro da Cunha; José Lima de Andrade Neto; Luiz Fernando Cirne Lima (p/ Ruy Lemos Sampaio); Newton Sergio de Souza; Patrick Horbach Fairon (p/ Edmundo José Correia Aires)].

The above matches the original recorded on its own.

Ana Patrícia Soares Nogueira
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.